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                            May 8, 2020

       Lei Wang
       Chief Executive Officer
       Guardforce AI Co., Limited
       96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi,
       Bangkok 10210, Thailand

                                                        Re: Guardforce AI Co.,
Limited
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form 20-F
                                                            Filed May 5, 2020
                                                            File No. 000-56154

       Dear Ms. Wang:

              We have received your amended registration statement and have the following comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information or withdrawing your registration before it becomes effective on May 19,
       2020. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2020 letter.

       Amendment No. 1 to Registration Statement on Form 20-F

       Consolidated Financial Statements
       For the Years Ended December 31, 2018 and 2017, page F-25

   1. We note that you have not included audited financial statements for the year ended
                                                        December 31, 2019 which
were required to be included in the amended registration
                                                        statement at the time
of filing. This registration statement will become effective on May
                                                        19, 2020. If the
registration statement were to become effective in its present form, we would be required to
consider what recommendation, if any, we should make to the
                                                        Commission. We suggest
that you consider filing a substantive amendment correcting the deficiency or a request
for withdrawal of the registration statement before it becomes
 Lei Wang
Guardforce AI Co., Limited
May 8, 2020
Page 2
         effective. We have not reviewed your May 4, 2020 response letter other than to note your response to comment 19 and your assertion that only two years of audited financial information are required in your next amendment. As 2019 is the second year you use
         IFRS, the accommodation in General Instruction G to Form 20-F is not applicable. As a result, please provide audited financial information for the last three years in your next amendment as required by Item 8A2 of Form 20-F. We will provide more detailed comments relating to your registration statement following our review of a substantive amendment to the Form 20-F that addresses this deficiency.

       You may contact Mark Brunhofer at 202-551-3638 or David Irving at 202-551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameLei Wang                                    Sincerely,
Comapany NameGuardforce AI Co., Limited
                                                              Division of
Corporation Finance
May 8, 2020 Page 2                                            Office of Finance
FirstName LastName